UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Luckin Coffee Inc.

(Name of Issuer)
American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, Par Value US$0.000002 Per Share

(Title of Class of Securities)
54951L109

(CUSIP Number)

May 24, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Melvin Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000,000*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.78%
12		TYPE OF REPORTING PERSON IA

*Includes (i) American depositary shares covering 13,600,000 Class A ordinary shares, par value $0.000002 per share, and (ii) call options to purchase American depositary shares covering 6,400,000 Class A ordinary shares.

CUSIP No. 54951L109	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Luckin Coffee Inc.

(b) Address of Issuer’s Principal Executive Offices

17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road

Siming District, Xiamen, Fujian, People's Republic of China 361008

Item 2.	(a) Name of Person Filing

Melvin Capital Management LP, a Delaware Limited Partnership located at 527 Madison Avenue, 25th Floor, New York, NY 10022

(d) Title of Class of Securities

American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, Par Value US$0.000002 Per Share

(e) CUSIP No.:

54951L109

CUSIP No. 54951L109	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 54951L109	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Information with respect to Melvin Capital Management LP’s (the "Firm") ownership of the American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, as of May 24, 2019 is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54951L109	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2019

Melvin Capital Management LP

By:	Evan Cohen
	Name:	Evan Cohen
	Title:	Chief Compliance Officer